Exhibit 99.1

First Mining Announces Closing of Earn-In Transaction with Big Ridge Gold

VANCOUVER, BC, June 8, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that, further to the Company's news release dated April 6, 2021, Big Ridge Gold Corp. ("Big Ridge") (TSXV: BRAU) has received final approval from the TSX Venture Exchange  in relation to the earn-in transaction that has been agreed to between First Mining and Big Ridge with respect to the Hope Brook Gold Project ("Hope Brook" or the "Project") located in Newfoundland, Canada (the "Transaction").  Accordingly, the Transaction has now closed, and Big Ridge has commenced its earn-in of up to an 80% interest in Hope Brook pursuant to the terms of the definitive earn-in agreement that was entered into between First Mining and Big Ridge on April 6, 2021 (the "Earn-In Agreement").

In accordance with the terms of the Earn-In Agreement, Big Ridge paid $500,000 in cash, and issued 11,500,000 shares of Big Ridge, to First Mining upon closing the Transaction.  Big Ridge can earn a full 80% interest in the Project through a two-stage earn-in over five years by incurring a total of $20 million of qualifying expenditures, and issuing up to a further 25,000,000 shares of Big Ridge to First Mining over this five-year period.  The other key terms of the Earn-In Agreement are presented further below.

"We are extremely pleased with the addition of Big Ridge to our partnership portfolio and look forward to seeing the Big Ridge team unlock the value of our Hope Brook project and the surrounding highly prospective land package." stated Dan Wilton, CEO of First Mining.  "Hope Brook has one of the largest existing resource endowments in Newfoundland, which has become one of the hottest exploration jurisdictions on the planet.  First Mining shareholders will retain significant exposure to Hope Brook through an initial 19% equity interest in Big Ridge, a retained 20% project interest in Hope Brook, milestone share and cash payments, and a highly attractive NSR royalty. We are confident that the team at Big Ridge, with their deep development and operating experience, will unlock value for our shareholders through their $20 million investment in Hope Brook."

Earn-In Details:

On Closing
First Mining received the following from Big Ridge upon closing of the Transaction:

  $500,000 cash
  11,500,000 shares of Big Ridge, representing 19.8% of Big Ridge's outstanding common shares

Stage 1 Earn-In
Up until the third anniversary of the closing date of the Transaction, Big Ridge can acquire a 51% interest and form a joint venture with First Mining by:

  Spending $10,000,000 on qualifying expenditures at Hope Brook
  Issuing an additional 15,000,000 shares of Big Ridge to First Mining
  Issuing to First Mining a 1.5% net smelter returns ("NSR") royalty on Hope Brook; 0.5% of the royalty can be bought back for $2,000,000 by Big Ridge

Stage 2 Earn-In
Following the completion of the Stage 1 Earn-in and up until the fifth anniversary of the closing date of the Transaction, Big Ridge can increase their ownership in the joint venture to 80% by:

  Spending an additional $10,000,000 on qualifying expenditures at Hope Brook
  Issuing shares to First Mining in the amount that is the lesser of i) 10,000,000 shares of Big Ridge; or ii) such number of Big Ridge shares that will result in First Mining owning 19.9% of Big Ridge's outstanding shares following the issuance

Additional Terms

  First Mining has exercised its right to nominate one individual to the Big Ridge Board (Ken Engquist, COO of First Mining, has been nominated)
  First Mining will be free carried to a feasibility study
  $2,000,000 cash payable to First Mining upon the declaration of commercial production at Hope Brook
  Once formed, the joint venture will pay First Mining a royalty of US$1 per tonne in respect of any aggregate material sold from Hope Brook

Hope Brook Mineral Resource Estimate for Gold at 3.00 g/t Au Cut-off

Category	Tonnes	Grade Au (g/t)	Contained Au (oz)
Indicated	5,500,000	4.77	844,000
Inferred	836,000	4.11	110,000

Notes:

1.	Based on the technical report titled "2015 Mineral Resource Estimate Technical Report, Hope Brook Gold Project, Newfoundland and Labrador Canada" with an effective date of January 12, 2015, and which is available at www.sedar.com under First Mining's SEDAR profile.
2.	Resource includes only the Mine Zone and 240 Zone areas.
3.	Resource is based on the partial percentage block model with dike material removed. Dike percentage is estimated at 18% for the Mine Zone and 0% for the 240 Zone.
4.	The gold grades reflect applications of domain-specific raw assay capping factors that range between 55 g/t and 3 g/t Au.
5.	The rounding of tonnes may result in apparent differences between tonnes, grade and contained ounces.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

About Big Ridge
Big Ridge is a well-capitalized, Canadian-focused gold exploration and development company led by Michael Bandrowski as President & CEO, a former mining capital markets executive, and Jim Kirke as CFO, former CFO of Marathon Gold.  The Board of Directors of Big Ridge is comprised of a highly successful group of experienced mining executives and geologists: Nick Tintor (founder of Anaconda Mining), Bill Williams (former Interim CEO of Detour Gold) and Rick Mazur (CEO of Forum Energy).  Big Ridge recently optioned its Destiny gold project to Clarity Gold, which has the potential to provide significant capital to fund work programs at Hope Brook.

Qualified Person
Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.
First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Goldlund gold projects towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.
Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) completion and timing of all earn-in stages under the earn-in agreement; (ii) the grant and timing of a 1.5% NSR to First Mining over Hope Brook; (iii) completion and timing of all exploration expenditures required under the earn-in agreement; (iv) the duration of First Mining's right to have one of its nominees serve on the Big Ridge Board; and (v) timing for the formation of a joint venture between First Mining and Big Ridge with respect to Hope Brook. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: regulatory approvals; the presence of and continuity of metals at Hope Brook; success in realizing proposed drilling programs; the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar or Australian dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") rules applicable to domestic United States companies. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under the SEC rules applicable to domestic United States companies. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

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For further information: Janet Meiklejohn, Vice President, Investor Relations, Direct: +1 604 639 8825, Toll Free: 1 844 306 8827, Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 08-JUN-21